Exhibit 99.3

Cascades

40 years

of value creation

Notice of Annual General Meeting
of Shareholders

Management Proxy Circular

Management Proxy Circular

Notice of Annual Meeting of the Shareholders of Cascades Inc.

To the Shareholders of Cascades Inc.,

Notice is hereby given that the Annual Meeting of the Shareholders of Cascades Inc. (the “Company”) will be held at Théâtre du Nouveau Monde, 84 Sainte-Catherine Street West, Montreal, Québec, on Tuesday, May 4, 2004 at 2:30 in the afternoon for the following purposes:

1.    To receive the consolidated financial statements of the Company for the year ended December 31, 2003 and the Auditors’ report thereon;

2.    To elect Directors for the ensuing year;

3.    To appoint Auditors for the ensuing year and authorize the Directors to determine their remuneration;

4.    To transact such other business as may properly be brought before the meeting.

You will find enclosed herewith a copy of the Management Proxy Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Trust Company of Canada no later than on Monday, May 3, 2004 at 5:00 p.m. in the envelope provided for that purpose.

Kingsey Falls, Québec, March 10, 2004.

By Order of the Board,

/s/ Robert F. Hall

Robert F. Hall
Vice-President, Legal Affairs
and Corporate Secretary

Management Proxy Circular

Management proxy circular

This Circular is for the solicitation of proxies by the Management of Cascades Inc. (the “Company”), to be used at the Annual Meeting of Shareholders of the Company or any adjournment thereof (the “meeting”) to be held at the time and place for the purposes set forth in the foregoing Notice of the said meeting. Unless otherwise expressly indicated, the information herein contained is given as of March 10, 2004.

Solicitation of Proxies

Proxies in the enclosed form are solicited by the Board of Directors and the Management of the Company. The solicitation will be by mail and the cost of solicitation will be borne by the Company.

If you cannot attend the meeting in person, complete and return the enclosed form of proxy to the transfer agent, Computershare Trust Company of Canada, at Montreal, in the envelope provided. Your proxy must be delivered to Computershare Trust Company of Canada at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, as this will enable your vote to be recorded.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy form are Directors and Officers of the Company. A shareholder has the right to appoint another person (who need not be a shareholder of the Company) to represent him or her at the meeting either by inserting the name of his or her chosen proxy in the blank space provided in the proxy form or by completing another appropriate proxy form.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of the Directors whose names appear herein under the heading “ELECTION OF DIRECTORS” AND IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP as Auditors, in accordance with the terms and conditions set out under the heading “APPOINTMENT OF AUDITORS”.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the meeting (or any adjournment thereof). As of the date of this Circular, Management of the Company knows of no such amendment, variation or other matter expected to come before the meeting.

Record Date and Voting Shares

Holders of Common Shares of the Company who are included in the list of shareholders registered at the close of business on March 29, 2004, shall have the right to vote at the meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the meeting, that his name be included in the list of shareholders having the right to vote at the meeting, in which case the transferee shall be entitled to vote his shares at the meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the meeting.

The Company is authorized to issue an unlimited number of Common Shares. As at March 10, 2004, 81,739,291 Shares were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the meeting, they shall vote as one on the shares jointly held by them.

Management Proxy Circular

Non-Registered Holders

The information set forth in this section is important to the many shareholders who do not hold their Common Shares of the Company in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Company beneficially owned by a Non-Registered Holder are registered either:

1.          in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.          in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of meeting, this Management Proxy Circular, the form of proxy, the 2003 Annual Report including Management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1.          be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as described above;

2.          more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from ADP cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to ADP well in advance of the meeting in order to have the Common Shares voted.

Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Management Proxy Circular

Principal Holders

On March 10, 2004, no person, to the knowledge of the Directors and Officers of the Company, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

Security Class	Name of Beneficial Owner	Amount and Nature of Ownership		Percentage of Class
Common Shares	Bernard Lemaire	13,914,159	(1)(2)	17.02

Common Shares	Laurent Lemaire	11,505,638	(1)(2)	14.08

(1)               Held personally or through a wholly-owned holding company.

(2)               These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.

Election of Directors

The following table and the notes thereto state the name of the nominees proposed by Management for election as Directors of the Company, their principal occupations, the year in which they became Directors of the Company, and the number of Common Shares of the Company beneficially owned directly or indirectly by each of them or over which they exercise control. Directors will hold office until the next succeeding Annual Meeting of Shareholders of the Company or until their successors are elected or appointed.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the nominees proposed by Management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of Directors. Management does not anticipate that any of the proposed nominees will be unable to act as Director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

Management Proxy Circular

Name	Principal Occupation	Director since	Common Shares of the Company Beneficially Owned or Controlled
Bernard Lemaire(1)	Chairman of the Board of the Company and Chairman and Chief Executive Officer of Boralex Inc.	1964	13,914,159	(6)
Laurent Lemaire(1)	Executive Vice-Chairman of the Board of the Company	1964	11,505,638	(7)
Alain Lemaire(1)	President and Chief Executive Officer of the Company	1967	4,429,424	(8)
Martin P. Pelletier(4)	Consultant in pulp and paper	1982	68,054
Paul R. Bannerman	Chairman of the Board of Etcan International Inc.	1982	663,044
André Desaulniers(2)(5)	Director of companies	1982	22,000	(9)
Jacques Aubert(4)	Chairman of the Board and Chief Executive Officer of Junex Inc.	1990	6,643
Norman Boisvert(1)(3)	Vice-President, Administration of the Company	1992	6,875
Louis Garneau(3)	President of Louis Garneau Sports Inc.	1996	2,018
Sylvie Lemaire	President of Fempro Inc.	1999	4,000
Michel Desbiens(3)(5)	Consultant and Director of companies	2001	2,000
Laurent Verreault(2)	President and Chief Executive Officer of Groupe Laperrière & Verreault Inc.	2001	8,570
Robert Chevrier(2)	President of Société de Gestion Roche Inc.	2003	5,000	(10)
David McAusland(5)	Senior Vice-President, Mergers and Acquisitions and Chief Legal Officer, Alcan Inc.	2003	2,000

(1)               Member of the Administrative Committee.

(2)               Member of the Audit Committee.

(3)               Member of the Human Resources Committee.

(4)               Member of the Environmental, Health and Safety Committee.

(5)               Member of the Corporate Governance Committee.

(6)               Held directly or indirectly by Gestion Bernard Lemaire Inc. or by 9099-6273 Québec Inc., 9099-5382 Québec Inc., 2758-5223 Québec Inc., 2758-5231 Québec Inc. 2758-5249 Québec Inc. of which Mr. Bernard Lemaire is the sole voting shareholder.

(7)               Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder.

(8)               Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.

(9)               Held directly or indirectly by Pyrénées Capital Ltée, of which André Desaulniers is the sole voting shareholder.

(10)         Held directly or indirectly by Société de Gestion Roche Inc., of which Mr. Chevrier is the sole voting shareholder.

Management Proxy Circular

Corporate Governance

The Toronto Stock Exchange has established corporate governance guidelines. Outlined below is an overview of the Company’s corporate governance practices.

	The Toronto Stock Exchange Guidelines for Corporate Governance	Corporate Governance Practices
1)

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors of the Company (the “Board”) has adopted a corporate governance policy (the “Policy”) identifying the Board’s responsibilities, namely to supervise the management of the business and internal affairs of the Company.

a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

The Policy provides that the Board must adopt a strategic planning process and approve a strategic plan. In order to do so, the Board intends to meet during the year with management of the Company and of its principal subsidiaries to review and approve their strategic plans.

b) identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The Audit Committee identifies the Company’s principal financial risks and examines the Company’s various policies and processes to manage them. Management identifies the Company’s principal operational risks and the Board reviews the Company’s policies and processes to manage them. The Company meets with management during the year to review principal financial and operational risks as well as those procedures put in place to manage risk.

	c) succession planning, including appointing, training and monitoring senior management;	In accordance with the Policy, the Board is responsible for succession planning for senior management.

d) a communication policy for the corporation;

The Board has adopted a communications policy defining internal procedures to be followed to provide timely information and to ensure that the Company respects its obligations in accordance with legal disclosure requirements. The Board reviews and approves the contents of major disclosure documents prior to distribution to shareholders.

e) the integrity of the corporation’s internal control and management information systems.

In accordance with the Policy, the integrity of the Company’s internal control and management information systems is a matter for the Board. The Audit Committee assists the Board in discharging this responsibility. Its mandate provides that the committee must examine the systems with management and if deemed appropriate, with the internal and external auditors and make recommendations, if need be.

Management Proxy Circular

	The Toronto Stock Exchange Guidelines for Corporate Governance	Corporate Governance Practices
2)

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Board will be composed of 14 members 7 of which are unrelated. The application of the definition of unrelated Directors is as follows: Related Directors
		Bernard Lemaire	Chairman of the Board of the Company and brother of Laurent and Alain Lemaire
		Laurent Lemaire	Executive Vice-Chairman of the Board of the Company and brother of Bernard and Alain Lemaire
		Alain Lemaire	President and Chief Executive Officer of the Company and brother of Bernard and Laurent Lemaire
		Norman Boisvert	Vice-President, Administration of the Company
		Martin P. Pelletier	Formerly President and Chief Executive Officer of Cascades Fine Papers Group Inc., retired since April 2002. Mr. Pelletier acts as a consultant to the Company
		Sylvie Lemaire	Daughter of Bernard Lemaire
		Paul R. Bannerman	Chairman of the Board of Etcan International Inc.; Etcan International Inc. acts as a sales agent for certain products manufactured by the Company

3)

The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Unrelated Directors André Desaulniers Jacques Aubert Louis Garneau Michel Desbiens Laurent Verreault Robert Chevrier David McAusland

4)

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

There is no specific committee in place to assume this responsibility. When appropriate, the Corporate Governance Committee or the Chairman of the Board recommends nominees for election to the Board.

Management Proxy Circular

	The Toronto Stock Exchange Guidelines for Corporate Governance	Corporate Governance Practices
5)

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The assessment of the effectiveness of the Board and the committees of the Board is a matter for the Corporate Governance Committee. The effectiveness is measured through a questionnaire that is sent to all of the Directors. The results of this questionnaire are delivered to the Board. The effectiveness of each Director is assessed through a self-evaluation process, the results of which are reported to the Chairman of the Board with whom this responsibility lies. The Chairman reports to the Board as appropriate.

6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

There are no orientation or education programs presently in place. However, new Board members can become familiar with the Company’s business and operations through meetings they attend and discussions they have with members of the Board and management.

7)	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	The Board is satisfied that its number of directors enables effective decision-making.

8)	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being director.	The Human Resources Committee reviews the amount and the form of compensation of Directors and relies on outside consultants, if required. Directors’ compensation is reviewed annually by the Board.

9)

Subject to guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Audit Committee and the Corporate Governance Committee are composed solely of unrelated Directors. The Environment, Health and Safety Committee and the Human Resources Committee are composed principally of unrelated Directors. The Administrative Committee is composed of related Directors.

10)

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. The committee would, among other things, be responsible for the corporation’s response to these governance guidelines.

The Board adopted the Policy in order to establish corporate governance principles for the Company. The Corporate Governance Committee has the mandate to assist the Board in the application of governance principles and practices, to follow evolving practices in the field and to make any recommendations to the Board it deems appropriate.

Management Proxy Circular

	The Toronto Stock Exchange Guidelines for Corporate Governance	Corporate Governance Practices
11)

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

The Board’s as well as management’s general responsibilities are identified in the Policy. Generally speaking, the Board is not involved in the day-to-day management and function of the Company. This responsibility is delegated to management. In addition to its statutory duties, any matter which may have an important impact on the Company, must be approved by the Board. The Board has not established any specific objectives to be met by the CEO. However, the Company’s remuneration policy provides that more than half of the CEO’s annual remuneration is determined on the basis of profits realized during the year.

12)

Every board of directors should implement structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.

The Board has deemed it unnecessary to implement structures and procedures to ensure that the Board can function independently. However, the outside Directors do meet, at least once a year, without the presence of management.

Management Proxy Circular

	The Toronto Stock Exchange Guidelines for Corporate Governance	Corporate Governance Practices
13)

The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is made up solely of unrelated Directors. All the members of the Audit Committee have the knowledge and/or expertise to understand principles of accounting and financial accounting. The Audit Committee’s mandate clearly identifies its role in i) the production of financial information; ii) the identification of the principal financial risks and management of these risks; iii) integrity of the systems of control and iv) the dissemination of financial information to shareholders and the public.

14)

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Policy provides that the Directors may call upon outside advisors at the Company’s expense with the approval of the Corporate Governance Committee or committee presidents, as the case may be.

Management Proxy Circular

Compensation of Directors

Each Director receives an annual fee of $24,000. In addition, the unrelated Directors receive an attendance fee of $1,500 for each meeting of the Board of Directors and its committees which they attend and a fee of $1,500 for each meeting held by telephone. Committee Presidents receive an additional fee of $500 for each meeting held, save for the Chairman of the Audit Committee who receives an additional fee of $1,000. The total remuneration paid to Directors during the fiscal year ended December 31, 2003 was $497,500.

Indebtedness to the Company

As at December 31, 2003, there were no outstanding loans to any Senior Officer, Executive Officer, Director or any candidate as Director of the Company made by the Company or its subsidiaries.

Report on Executive Compensation

The remuneration of the Named Executive Officers is based upon the Company’s remuneration policy and the recommendations of the Human Resources Committee. The Company’s policy with respect to the remuneration of its employees, including the Named Executive Officers is designed to recruit and retain highly qualified employees and to recognize and encourage performance. The policy is based primarily on personal performance and Company results. Other factors such as cost of living and comparative data from studies conducted by remuneration consultants are also considered. The most important elements of the remuneration of the Named Executive Officers are the base salary and short and long-term incentives.

Base Salaries  The base salaries of the Named Executive Officers for the fiscal year ended December 31, 2003 were set on April 1, 2003, and remained unchanged throughout the fiscal year save and except for an adjustment to Mr. Laurent Lemaire’s base salary when he was named Executive Vice-Chairman of the Board of the Company.

Short-Term Incentive Plan  The short-term incentive plan entitles the Named Executive Officers to participate in the Company’s profit-sharing program. The profit-sharing program is based on the financial results of the subsidiaries and affiliated companies which are supervised directly by each Named Executive Officer as well as their personal performance. Profit-sharing paid to the President and Chief Executive Officer varies between 0.125% and 0.25% of operating profit of the Company (operating profit being net profit before depreciation, taxes and profit-sharing). Profit-sharing is capped at two times the annual base salary.

Long-Term Incentive Plan  The long-term incentive program enables Executives (including the Named Executive Officers) as well as key employees of the Company, its subsidiaries and affiliated companies to receive options entitling them to acquire Common Shares of the Company. The stock options are awarded in recognition of competence, effort, performance, and loyalty.

Senior Executives  During the fiscal year ended December 31, 2003, the Company had nine Senior Executives within the meaning of applicable securities legislation. The total remuneration paid in cash by the Company and its subsidiaries to such Senior Executives in consideration of the services they rendered during the fiscal year ended December 31, 2003 was $4,999,026. This amount includes salaries, commissions, bonuses, and amounts paid under the Company’s profit-sharing program. The value of all other compensation does not exceed, for all the Senior Executives, 10% of the cash remuneration or the amount of $50,000 per person.

Management Proxy Circular

Remuneration of Named Executive Officers The following table sets out executive compensation paid or payable to the President and Chief Executive Officer of the Company as well as to the other four most highly compensated Executive Officers of the Company in consideration of services rendered during the last three fiscal years.

		Annual Compensation					Long-term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)	Awards		Payouts
							Securities Under Options #	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation ($)
				(a)		(b)			(c)

Alain Lemaire,	2003	466,000		643,826	(3)	(b)	50,844	—	—	85,000	(1)(3)
President and Chief	2002	420,800	(2)	836,000	(4)	(b)	48,308	—	141,693	—
Executive Officer	2001	405,000		805,800	(5)	(b)	89,208	—	—	—
of the Company

Laurent Lemaire,	2003	380,000		629,071		(b)	—	—	—	—
Executive	2002	468,000		936,000		(b)	—	—	—	—
Vice-Chairman	2001	468,000		825,223		(b)	—	—	—	—
of the Board
of the Company

Suzanne Blanchet,	2003	276,700		208,232		(b)	21,135	—	—	—
President and Chief	2002	256,750		424,032		(b)	19,637	—	—	—
Executive Officer	2001	247,000		312,209		(b)	36,217	—	—	—
of Cascades
Tissue Group

Mario Plourde,	2003	246,100		184,509		(b)	18,742	—	—	—
President and Chief	2002	229,800		218,572		(b)	17,674	—	85,598	—
Operating Officer of	2001	217,600		186,524		(b)	32,023	—	—	—
Cascades Specialty
Products Group

Denis Jean,	2003	325,600		87,139		(b)	24,724	—	—	—
President and Chief	2002	210,000	(6)	92,826		(b)	23,565	—	—	—
Executive Officer
of Cascades Fine
Papers Group

(a)               For more information, see “Short-Term Incentive Plan”.

(b)              The amount of “All Other Annual Compensation” does not exceed, for the Named Executive Officers, the lesser of $50,000 per person or 10% of the cash remuneration.

(c)               For more information, see “Stock Option Plan”.

(1)               Represents fees paid to an associate firm, Service Conseil Alain Lemaire Inc.

(2)               50% of this amount was paid by Norampac Inc., a joint venture affiliate in which Cascades holds 50% of the common shares.

(3)               56% of these amounts were paid by Norampac Inc., a joint venture affiliate in which Cascades holds 50% of the common shares.

(4)               46% of this amount was paid by Norampac Inc., a joint venture affiliate in which Cascades holds 50% of the common shares.

(5)               60.8% of this amount was paid by Norampac Inc., a joint venture affiliate in which Cascades holds 50% of the common shares.

(6)               Mr. Jean was appointed to the position on April 29, 2002, this amount represents 35 weeks of salary.

Management Proxy Circular

Stock Option Plan  On August 1, 1984, the Company established a stock option plan for the benefit of certain executives and key employees of the Company, its subsidiaries, and companies subject to its significant influence, including Named Executive Officers (the “Plan”). On August, 12, 1996, the Plan was modified in order to broaden the criteria of admissibility and to complete the terms and conditions of the Plan with the addition of provisions relating to the management, eligibility, granting and exercise of options. The Plan provides for the purchase of a maximum of 1,000,000 Common Shares in the Company which were specifically reserved for this purpose. The granting and exercise of the options are governed by the terms and conditions of the Plan and by applicable securities regulations and policies.

On December 15, 1998, the Board of Directors adopted a new Stock Option Plan for the benefit of the Directors, senior management and key employees of the Company, its subsidiaries and affiliated companies which was approved by the Shareholders of the Company at the Annual Meeting held on May 4, 1999 (the “New Plan”). The New Plan permits the purchase of a maximum of 6,641,836 Common Shares of the Company pursuant to the terms and conditions ascribed in the New Plan. In January 2001, following the privatization of Rolland Inc., Perkins Papers Ltd and Paperboard Industries International Inc.,(the “Privatization”), the Company issued new options in exchange for the outstanding options of these subsidiaries. As a result, an additional 713,298 shares were reserved for these new options. Each option will expire on a date determined by the Board of Directors, which date will be no later than 10 years after the date the option is granted. The exercise price may not be less than the market price of the Common Shares at the grant date, calculated as the average of the closing price of the Common Shares on the Toronto Stock Exchange on the five trading days prior to the grant date. On March 18, 2003, the Board of Directors of the Company granted options to 30 Senior Executives of the Company, its subsidiaries or affiliated companies, giving them the opportunity to purchase collectively 319,565 Common Shares at the exercise price of $13.04 per share . Furthermore, on May 7, 2003, the Board of Directors of the Company granted options to a Senior Executive of the Company, giving him the opportunity to purchase 2,031 Common Shares at the exercise price of $12.80 per share.

25% of the optioned shares may be exercised within the 12 months of the grant date and an additional 25% may be exercised within each 12 month period following the 1st, 2nd and 3rd anniversary of the grant date. With the exception of options issued as a result of the Privatization, options issued under the New Plan may not be exercised unless the market price of the Common Shares exceeds the book value of the Common Shares as of the end of the quarter immediately proceeding the date the options were granted.

Management Proxy Circular

The following table sets forth the stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Options granted during the most recently completed fiscal year

Name	Securities under Options/ Granted (#)	Percentage of Total Options Granted During the Fiscal Year (%)	Exercise price (per Common Share) ($)	Market Value of Common Shares Underlying the Options on the Date of Grant (per share)(1) ($)	Expiration Date
Alain Lemaire	50,844	15,81	13,04	13,21	March 17, 2013
Laurent Lemaire	—	—	—	—	—
Suzanne Blanchet	21,135	6,57	13,04	13,21	March 17, 2013
Mario Plourde	18,742	5,83	13,04	13,21	March 17, 2013
Denis Jean	24,724	7,69	13,04	13,21	March 17, 2013

(1) Based on the closing price on the Toronto Stock Exchange on the date of grant.

Aggregate options exercised during the most recently completed fiscal year and fiscal year end option values

Name	Securities Acquired upon Exercise of Option (#)	Aggregate Value Realized ($)

			Unexercised Options at Fiscal-Year End (#)		Value of Unexercised Options at Fiscal-Year End ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alain Lemaire	—	—	220,190	97,300	839,626	123,999
Laurent Lemaire	—	—	—	—	—	—
Suzanne Blanchet	—	—	85,907	40,008	383,994	50,342
Mario Plourde	—	—	79,195	41,254	246,452	64,949
Denis Jean	—	—	11,783	36,507	—	—

(1) In consideration of the market value of the common share of the Company as at December 31, 2003 at $12.38.

Management Proxy Circular

Retirement Plan

1          Cascades Group Retirement Savings Plan

Mario Plourde is eligible to participate in the Cascades Group Retirement Savings Plan. The Cascades Group Retirement Savings Plan, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. The Company contributes 2.25% of an employee’s base salary and, in addition, contributes a certain percentage between 0% and 3% depending on the profitability of Cascades the year before. If an employee makes additional contributions, the Company matches 100% of those contributions up to 1.0%, 3.0% or 4.0% of the employee’s base salary, depending on that employee’s years of service of one year, five years or fifteen years, respectively. The employee’s and employer’s contributions are subject to the maximum amount allowed by Canadian Income tax legislation. Additionally, for those employees hired before 1995, upon their retirement between the ages 57 and 64, a retirement allowance is payable based on years of service and the employee’s base salary the year before retirement. Because the retirement allowance formula is based on an employee’s date of hire, the following table shows approximate retirement allowance:

Years of service/ Earnings ($)	15 years ($)	20 years ($)	25 years ($)	30 years ($)	35 years ($)
100,000	30,000	40,000	50,000	60,000	70,000
200,000	60,000	80,000	100,000	120,000	140,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000

2          Pension Plan for salaried employees of Cascades Tissue Group

Suzanne Blanchet is eligible to participate in the Cascades Tissue Group Pension Plan. The Cascades Tissue Group Pension Plan for all salaried employees in Canada (including the Named Executive Officer listed above), which is a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. Cascades Tissue Group contributes 2% of an employee’s base salary and, if the employee makes additional contributions, Cascades Tissue Group matches 50% of those contributions up to an additional 2% of the employee’s base salary. The employee’s and employer’s contributions are subject to the maximum amount allowed by Canadian Income tax legislation.

3          Pension Plan for salaried employees of Cascades Fine Papers Group

Denis Jean is eligible to participate in the Cascades Fine Papers Group Pension Plan for all salaried employees, which is a traditional final average pay pension plan that pays benefits on retirement based on the employee’s final average earnings over the last 60 months and years of service. In addition, because of Canadian Income tax legislation limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, the retirement program for Mr. Jean also includes a nonqualified plan that provides for an additional pension based on the employee’s final average earnings over the last 36 months and years of service. The following table shows the monthly pension amount Mr. Jean would receive at retirement based on final average earnings and years of service:

Years of service/ Earnings ($)	5 years ($)	10 years ($)	15 years ($)
100,000	1,667	2,500	2,500
200,000	3,333	5,000	5,000
300,000	5,000	7,500	7,500
400,000	6,667	10,000	10,000
500,000	8,333	12,500	12,500

Management Proxy Circular

4          Pension Plan for Bernard Lemaire, Laurent Lemaire and Alain Lemaire.

A separate group retirement savings plan has been established solely for Bernard Lemaire, Laurent Lemaire and Alain Lemaire. The contributions paid to these individuals are the maximum amounts allowed by Canadian Income tax legislation, currently $14,500 in 2003.

Global cumulative return over five years

Interest of insiders and other persons in material transactions

Management is not aware of any material interest of any Director or Officer of the Company, any proposed management nominee for election as Director of the Company or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Company or in any proposed transaction that has materially affected or will materially affect the Company, any of its subsidiaries or affiliated companies.

Civil liability insurance policy for directors and officers

The Company has contracted a civil liability insurance policy which protects its Directors and Officers against various claims that may arise in the course of their mandate. The policy provides annual coverage of up to $20,000,000 in respect of civil liability awards paid or payable. The policy includes a $100,000 deductible clause for each claim made against the Company. The premium paid by the Company for the period from January 1, 2003 to December 31, 2003 is $72,222.

Appointment of Auditors

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the nomination of PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the next Annual Meeting of Shareholders, and to authorize the Board of Directors to determine their remuneration unless the shareholder granting the proxy instructs the proxy to refrain from voting in this respect.

Other business

The Management and the Board of Directors are not aware of any matters to come before the meeting other than as set forth in the Notice of meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed forms of proxy will vote the same in accordance with their judgement of such matters.

Directors’ approval

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

/s/ Robert F. Hall

Robert F. Hall
Vice-President, Legal Affairs and Corporate Secretary

Kingsey Falls, Québec, March 10, 2004.

www.cascades.com

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